 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 2
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

PENDRELL CORPORATION
(Name of Subject Company)

LEMON CREEK ADVISERS, LP; AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
SHARES OF CLASS A COMMON STOCK
(Title of Class of Securities)

70686R302
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

	Transaction	Amount of
	Valuation*	Filing Fee

	$1,000,000	$124.50
*	For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 shares of Class A Common Stock at a purchase price equal to $1.00 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $124.50
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Capital Management, LP
Date Filed: 10-10-17

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO 2. TO TENDER OFFER

This Amendment No. 2 to the Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by: Lemon Creek Advisers, LP; and MacKenzie Capital Management, LP (collectively the "Purchasers") to purchase up to 1,000,000 shares of Class A common stock (the "Shares")  in Pendrell Corporation (the "Corporation"), the subject company, at a purchase price equal to $1.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated October 9, 2017 (the "Offer Date") and the related Assignment Form.

This Amendment extends the Expiration Date to November 27, 2017.  The Offer is being extended to give shareholders more time to respond because many are international shareholders and because of delays with setting up the tender with Depository Trust Company in order to accept shares held in street name.  As of the date hereof, no Shares have been tendered.

Item 12. Exhibits.

(a)(1)	Revised Offer to Purchase**

(a)(2)	Assignment Form*

(a)(3) (a)(4) (a)(5)	Form of Letter to Shareholders dated October 9, 2017* Press Release* Extension Press Release

* Previously filed on October 10, 2017
** Previously filed on October 16, 2017

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2017

Lemon Creek Advisers, LP
By: MacKenzie Capital Management, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

FOR IMMEDIATE RELEASE

MacKenzie Capital Management, LP announces an extension of the tender offer for Class A Shares of Pendrell Corporation (NASDAQ:PCO)

Moraga, Calif. (GlobeNewswire)— November 2, 2017-- MacKenzie Capital Management, LP and Lemon Creek Advisers, LP have extended the expiration date with respect to their tender offer for Class A Shares of Pendrell Corporation (NASDAQ:PCO) (the"Shares"), through November 27, 2017.

The Purchasers are extending this offer to give shareholders more time to respond because many are international shareholders and because of delays with setting up the tender with Depository Trust Company in order to accept shares held in street name.  As of the date hereof, no Shares have been tendered by Shareholders.

Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders may obtain a free copy of the Offer to Purchase, the Letter to Shareholders, and the Assignment Form by calling toll free at 800-854-8357.

Contact: Christine Simpson, 800-854-8357 x. 1024
MacKenzie Capital Management, LP
1640 School Street
Moraga, California 94556